Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2014 results

  BCE Q2 net earnings attributable to common shareholders of $606 million, up 6.1%; Adjusted earnings per share of $0.82, up 6.5%; Free cash flow of $815 million on track with 2014 guidance
  Bell revenue and Adjusted EBITDA up 5.1% and 4.9%, respectively, yielding stable year-over-year consolidated Bell Adjusted EBITDA margin of 39.4%
  Strong 5.7% Bell Wireless service revenue growth drives 9.5% higher wireless Adjusted EBITDA; Wireless blended ARPU up 4.6%, reflecting 21% increase in mobile data revenues
  Bell is Canada’s Mobile TV leader with 1,472,000 subscribers, up 68% year over year
  Third consecutive quarter of positive wireline residential services revenue growth fuelled by combined Bell Fibe TV and Internet net customer activations of 50,171 and 17.2% fewer residential local access line losses
  Continued strong contribution to free cash flow from Bell Media with revenue up 36.1% and Adjusted EBITDA growth of 34.6%, reflecting inclusion of Astral Media
  Privatization of Bell Aliant announced July 23 generates strong free cash flow accretion supporting significant broadband network investment; Competition Act clearance for transaction obtained August 5

MONTRÉAL, August 7, 2014 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter (Q2) of 2014.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q2 2014	Q2 2013	% change
Bell(i)
Operating revenues	4,649	4,424	5.1%
Adjusted EBITDA(1)	1,830	1,744	4.9%
BCE
Operating revenues	5,220	5,000	4.4%
Adjusted EBITDA	2,144	2,066	3.8%
Net earnings attributable to common shareholders	606	571	6.1%
EPS	0.78	0.74	5.4%
Adjusted EPS(2)	0.82	0.77	6.5%
Cash flows from operating activities	1,850	1,868	(1.0%)
Free cash flow(3)	815	903	(9.7%)

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

1/16

“Bell’s commitment to deliver the best communications networks, service and content to Canadians everywhere is driving positive momentum across our wireless, wireline and media operations,” said George Cope, President and CEO of BCE and Bell Canada. “Rapid expansion of our mobile 4G LTE network, including to hundreds of small towns and rural communities across Canada, is promoting smartphone use and growing Bell’s lead in mobile TV and other data services. The fast-growing Fibe TV and Internet footprint is propelling consistent revenue growth in wireline residential services. And Canada’s most popular programming and new TV Everywhere products are ensuring Bell’s continued strength in the competitive Canadian media marketplace. Our strategy of leading investment in Canada’s communications infrastructure and new customer service initiatives delivered a quarter of strong financial and operating results. We look forward to accelerating our momentum further as we integrate Bell Aliant fully into BCE alongside Bell Canada.”

The Bell team is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Continued disciplined execution of our strategic imperatives in Q2 delivered excellent wireless Adjusted EBITDA growth, improved results in our wireline operations, and a strong contribution to free cash flow from Bell Media,” said Siim Vanaselja, Chief Financial Officer for BCE and Bell. “With an outlook of continued strong wireless profitability, an improving wireline profile, and a continued focus on growing media audiences while controlling escalating content costs, we are on track with our 2014 financial plan. We reconfirm today all our Bell and BCE guidance targets for the full year.”

On July 23, BCE announced that it is privatizing its Halifax-based affiliate Bell Aliant (TSX: BA) by acquiring the interest of public minority shareholders for approximately $3.95 billion. Privatizing Bell Aliant, which BCE already controls, will enhance BCE’s national broadband investment strategy and dividend growth objective, generating an expected approximate $100 million in pre-tax annual synergies and annual run-rate free cash flow(3) accretion after common dividends of approximately $200 million a year.

On August 5, BCE obtained Competition Act clearance for the Bell Aliant transaction. Accordingly, subject to listing requirements of the TSX and NYSE, all regulatory conditions have been met to complete the privatization. Closing is expected by November 30, 2014, subject to 50% of Bell Aliant common shares held by public minority shareholders being tendered to the offer. For more information, please see the July 23 news release “BCE to privatize affiliate Bell Aliant.”

BCE RESULTS

BCE revenue grew 4.4% to $5,220 million and Adjusted EBITDA(1) was up 3.8% to $2,144 million in Q2 2014, yielding a stable Adjusted EBITDA margin(1) of 41.1%. This reflected stronger year-over-year financial performance at Bell, partly offset by modest year-over-year declines in revenue and Adjusted EBITDA at Bell Aliant.

BCE reported Q2 2014 net earnings attributable to common shareholders of $606 million, up 6.1% from $571 million in Q2 2013, and Adjusted net earnings(2) of $640 million, up 7.7% from $594 million last year. Net earnings per share (EPS) of $0.78 and Adjusted EPS of $0.82 were up 5.4% and 6.5%, respectively, reflecting the flow-through of higher Adjusted EBITDA from

2/16

strong growth at Bell Wireless and Bell Media, as well as continued improvement in the year-over-year rate of Bell Wireline’s Adjusted EBITDA decline.

BCE’s cash flows from operating activities were $1,850 million in Q2 2014, compared to $1,868 million in Q2 2013, as higher Adjusted EBITDA was more than offset by higher cash taxes paid. Free cash flow generated in the quarter was $815 million compared to $903 million last year, reflecting greater capital investment consistent with planned spending for 2014 and a decrease in cash from operating activities.

In Q2 2014, BCE (Bell Canada and Bell Aliant) added 93,811 net new customers from its growth services (wireless, TV, Internet), up 3.7% over last year: 67,951 postpaid wireless customers, partly offset by the loss of 25,053 prepaid customers; 33,369 TV subscribers, reflecting the addition of 59,132 net new IPTV customers; and 17,544 high-speed Internet customers. Total net NAS line losses improved 9.3% to 130,920. At June 30, 2014, BCE served a total of 7,951,494 wireless customers, up 1.2% from Q2 2013; total TV subscribers of 2,562,840, up 7.8% (including 783,023 IPTV customers, an increase of 58.2%); 3,180,762 Internet subscribers, up 3.7%; and total NAS lines of 7,331,909, a decrease of 6.6%.

BELL RESULTS

Bell operating revenues increased 5.1% to $4,649 million. This was driven by 5.8% growth in service revenues, reflecting increases at both Bell Wireless and Bell Media, including Astral’s contribution to Bell Media results, as well as a third consecutive quarter of positive Wireline residential revenue growth. Total revenues generated by Bell’s growth services (Wireless, TV, Internet, other Wireline broadband, and Media) grew $275 million, a 7.7% increase over last year.

Bell Adjusted EBITDA grew 4.9% to $1,830 million, reflecting increases of 9.5% at Bell Wireless and 34.6% at Bell Media, moderated by a 2.7% decrease at Bell Wireline. Bell’s consolidated Adjusted EBITDA margin remained unchanged at 39.4% in Q2 2014, due to higher Wireless average revenue per user (ARPU)(4), disciplined spending on new subscriber acquisitions, diminishing Wireline voice erosion, and cost control.

Bell invested $791 million in next generation broadband networks and service platforms in Q2 2014, up 17.5% year over year. This reflects the continued rollout of the latest wireline fibre and wireless technology to support the ongoing footprint expansion of Fibe TV and mobile 4G LTE, greater Internet bandwidth usage, and rapid growth in mobile data consumption.

In conjunction with the announcement of the Bell Aliant privatization, BCE launched several new investment initiatives to support ongoing growth and competiveness in Atlantic Canada. BCE plans capital investment of $2.1 billion across the region over the next 5 years to enable the continued rollout of broadband wireline and wireless for consumers and business users. The next phase of Bell Mobility’s massive national buildout of mobile 4G LTE service will be in Atlantic Canada, with more than 100 additional small towns and rural locations across the region to benefit from enhanced mobile service by the end of 2015. Additionally, Bell has acquired 2 new call centres in New Brunswick to improve customer service and bring 700 more jobs into the Bell team (Bell has launched or acquired a total of 7 new call centres in Canada since 2010).

3/16

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless operating revenues increased 5.5% to $1,522 million in Q2 2014 from $1,442 million last year. Service revenues grew 5.7% to $1,404 million, driven by a higher postpaid subscriber mix and strong growth in blended ARPU due to greater data usage and higher average rate plan pricing resulting from the elimination of 3-year contracts. Wireless data revenue increased 21.0%, reflecting increased adoption and usage of smartphones. Product revenues were up 6.1% in Q2 as a result of more handset upgrades.

Bell Wireless Adjusted EBITDA increased 9.5% to $667 million on strong ARPU growth. As a result of the high flow-through of revenue to Adjusted EBITDA in Q2 2014, Bell Wireless service revenue margin increased 1.6 percentage points to 47.5%.

  Postpaid net additions totalled 66,186 compared to 96,390 last year. This reflected a 13.3% decrease in gross activations attributable mainly to slower overall market growth resulting from the elimination of lower-priced 3-year contracts as mandated by the new federal Wireless Code of Conduct.
  The percentage of postpaid subscribers with smartphones increased to 75%, compared to 67% at the end of Q2 2013.
  Industry-leading Bell Mobile TV reached 1,472,000 subscribers in Q2 2014, up from more than 875,000 at the same time last year.
  Postpaid customer churn(4) improved 0.11 percentage point to 1.16%, reflecting Bell’s network quality and reach and focused investments in customer service and retention.
  Prepaid net subscriber losses improved 53.1% to 24,755 due to higher gross activations and fewer customer deactivations.
  Bell Wireless postpaid customers totalled 6,777,842 at the end of Q2, a 3.0% increase over last year. Total Bell Wireless customers grew 1.1% to 7,804,087.
  Blended ARPU increased 4.6% to $59.49, driven by strong data usage on Bell’s expanding 4G LTE network and the favourable ARPU impact of new 2-year contract pricing.
  Cost of acquisition (COA)(4) was essentially stable at $403 per subscriber compared to $402 last year, reflecting disciplined promotional pricing.
  With a greater number of customer upgrades to high-end devices, retention spending increased to 10.1% of wireless service revenues from 9.3% last year.
  Bell continued to cut the cost of mobile roaming in countries Canadians travel to the most, with reductions in voice and data roaming prices for South Korea. This follows significant roaming rate decreases for the United States, Europe, China, Japan, Mexico, Australia and New Zealand, Bermuda, Cuba and most other Caribbean islands previously announced.
  TD Canada Trust and CIBC are launching secure mobile payment services with Bell that enable customers to pay for purchases with their smartphones. These institutions join RBC and Desjardins in announcing mobile payment solutions with Bell.

4/16

  In April, Bell was first in Canada to deploy 700 MHz spectrum after acquiring 31 licences for 480M MHz-POP of prime nationwide 700 MHz spectrum. With service rollouts to rural and remote communities across Canada, including the North, Bell plans to expand advanced LTE to cover more than 98% of Canadians by the end of 2015.
  Bell already offers customers access to Canada’s largest 4G LTE mobile network, reaching 82% of the population at the end of Q2. LTE is complemented by 4G HSPA+ coverage to more than 98% of the population.

Bell Wireline

Bell Wireline continued to see year-over-year improvement in the rate of revenue and Adjusted EBITDA decline, benefitting from higher ARPU across all residential services, disciplined TV and Internet growth, fewer losses in traditional home phone, and well-controlled operating costs.

Wireline revenue declined 0.8% to $2,485 million in Q2, as higher Internet and TV revenues drove a third consecutive quarter of positive residential services revenue growth. This growth countered the ongoing loss of legacy voice and data revenues, competitive pricing pressures in residential, business and wholesale markets, and lower business data product sales.

Bell Wireline Adjusted EBITDA decreased 2.7% to $953 million in Q2 2014, representing the 5th consecutive quarter of year-over-year improvement in the pace of Adjusted EBITDA decline. It was also an improvement over the 2.9% decrease reported both last quarter and in Q2 2013, reflecting positive growth in residential services revenue and well-controlled operating costs. With the ongoing decline in higher-margin voice revenues that were not fully offset by growth in lower-margin data services (TV, Internet, IP connectivity), Wireline Adjusted EBITDA margin decreased modestly to 38.4% from 39.1% last year.

  Bell Fibe TV added 46,533 net new customers in Q2 compared to 50,555 last year. The decrease reflects aggressive offers and service bundle promotions from cable competitors and less footprint expansion compared to the same quarter last year. Bell Fibe TV subscribers totalled 580,643 at the end of Q2, up 67.7% from last year.
  Bell’s Fibe TV footprint reached more than 4.6 million households at the end of Q2, up from 3.8 million last year.
  Satellite TV net customer losses increased 2.5% to 25,573 in the second quarter of 2014, the result of higher wholesale customer deactivations attributable to IPTV service rollouts by competing service providers in Western and Atlantic Canada. However, retail Satellite TV net customer losses improved 13.5% this quarter, reflecting our focus on improving the customer experience with product enhancements such as more on-demand content and PVRs with enhanced HD recording capacity.
  Bell TV’s subscriber base (Bell Satellite TV and Fibe TV) totalled 2,327,954 at the end of Q2, a 6.0% increase over last year.
  High-speed Internet net subscriber additions totalled 3,638, compared to 2,446 last year, benefitting from lower residential customer churn attributable to a high Fibe TV attach rate and higher speeds enabled by Bell’s broadband fibre network. Bell’s high-speed Internet subscriber base increased 3.3% over last year to 2,203,808.

5/16

  Bell’s fibre network ranks #1 in Canada on the Netflix global index for online data speeds, coming out ahead of the 14 Canadian Internet Service Providers tested each month in Q2 2014.
  Bell’s new Home Hub Internet modem and Wi-Fi router delivers Wi-Fi speeds up to 3 times faster than most residential Wi-Fi routers and offers a range of integrated tools to enable customers to easily manage access and usage by multiple users and devices.
  Wireline data revenues were up 2.0% to $1,485 million, driven by strong residential services growth and a 3.4% increase in IP connectivity revenues in Bell Business Markets.
  Residential data services revenue grew 6.1% in Q2, reflecting higher Internet and TV revenues driven by continued Fibe customer growth and greater demand for higher bandwidth Internet service.
  Residential NAS net losses improved 17.2% in Q2 to 67,969 from 82,090 last year, reflecting lower rates of residential NAS turnover where Bell Fibe TV is available and improved retention in our non-Fibe TV service areas.
  Business NAS losses increased 31.7%, or 9,167, to 38,079, due to competitive losses, ongoing business customer conversion of voice lines to IP-based services, and the ongoing deactivation of excess dial-up ports with customer shifts to high-speed fibre Internet access from older technologies.
  Total Bell NAS at the end of the quarter was 5,034,968, a 7.2% decline from last year. As a result, Bell’s local and access revenues decreased 5.9% to $595 million, while long distance revenue fell 7.1% to $170 million.

Bell Media

Bell Media operating revenue was up 36.1% to $761 million and Adjusted EBITDA grew 34.6% to $210 million in Q2 2014.

These increases reflect higher advertising and subscriber fee revenues from the Astral acquisition, as well as the flow-through of market-based rate increases for specialty TV services and higher revenues generated by Bell Media’s expanding array of TV Everywhere products and mobile TV subscription growth.

Advertising revenue growth in Q2 was moderated by general softness in the TV advertising market, a shift in customer spending to online services, and other factors including fewer NHL hockey playoff games on TSN compared to last year and a move of advertising dollars to the broadcaster of 2014 FIFA World Cup Soccer.

Higher content costs for TV programming and sports broadcast rights partly offset the growth in Bell Media Adjusted EBITDA in Q2.

  Bell Media maintained its leadership position with strong audience levels across its conventional and specialty TV properties. CTV broadcast 12 of the top 20 programs nationally among all viewers in the spring season and 4 of the top 5 shows among the key 25 to 54 age demographic. In the key primetime hours of 7 pm to 11 pm, CTV’s average audience was 33% higher than its closest conventional TV competitor’s, while Bell Media’s specialty TV average minute audience was 38% higher.

6/16

  In May, Bell Media secured 11 new series for CTV’s and CTV Two’s 2014/2015 primetime schedules, which will join more returning Top 20 hit programs than any other Canadian network. CTV will remain the home of TV’s biggest event programming with broadcasts of the Academy Awards, the Super Bowl, the Golden Globe Awards, the Primetime Emmy Awards, and the JUNO Awards.
  TSN, Canada’s sports leader and the #1 specialty network in the country, announced its planned expansion from 2 to 5 national feeds to leverage Bell Media’s unparalleled portfolio of premium sports programming. TSN and RDS reached a new multi-year agreement with the Formula One group providing exclusive multi-platform media rights to all Grand Prix races to 2019. The two sports networks also reached a new rights agreement with the United States Golf Association for exclusive Canadian coverage of the US Open to 2022.
  Online, Bell Media continued to rank first among Canadian broadcasters and seventh among all digital properties in Canada with monthly averages of 11.8 million unique visitors, 3 million unique video viewers, 358 million page views, and 102 million videos served.
  Bell Media Radio, Canada’s largest radio broadcaster, reached in excess of 17.6 million listeners, who spent 84.1 million hours – more than 4.75 hours each on average – tuned in each week.
  Bell Media division Astral Out-of-Home announced its acquisition of Macdonald Outdoor Advertising Inc. in June, marking Astral Out-of-Home’s entry into Alberta and the national expansion of its focus on large-format digital advertising.
  On July 31, Bell completed the sale of 3 TV services to DHX Media Ltd. for total proceeds of approximately $170 million. These asset divestitures were required by the Canadian Radio- television and Telecommunications Commission (CRTC) and the Competition Bureau as part of their approval of Bell’s acquisition of Astral. The sale of the remaining 2 Astral TV services to V Media Group is expected to be completed later this year, subject to closing conditions including approval by the CRTC and termination rights.

BELL ALIANT RESULTS

Bell Aliant operating revenues decreased 1.3% to $682 million in Q2 2014 from $691 million last year. Growth in TV, Internet and other data, and wireless revenues was offset by declines in local, long distance, and other revenues. Operating costs declined $1 million this quarter, as continued savings from productivity initiatives offset growth in promotional and TV content costs from a growing FibreOP customer base. As a result, Bell Aliant Adjusted EBITDA declined 2.5% to $314 million from $322 million last year. For more information, please visit BellAliant.ca.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6175 per common share, payable on October 15, 2014 to shareholders of record at the close of business on September 15, 2014.

7/16

BCE confirmed its financial guidance targets for 2014, as provided on February 6, 2014, as follows:

	February 6	August 7
	Guidance	Guidance
Bell (i)
Revenue Growth	2% – 4%	On track
Adjusted EBITDA Growth	3% – 5%	On track
Capital Intensity(4)	16% – 17%	On track
BCE
Adjusted EPS	$3.10 – $3.20	On track
Free Cash Flow growth	3% – 7%	On track
Annual common dividend per share	$2.47	$2.47
Dividend payout(4) policy	65% – 75%	No change
of free cash flow

(i)	Bell’s 2014 financial guidance for revenue, Adjusted EBITDA and capital intensity is exclusive of Bell Aliant.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2014 results on Thursday, August 7 at 8:00 am Eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-766-6630 or (416) 340-2220. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 9717961#.

A live audio webcast of the call will be available on BCE’s website at: BCE Q2-2014 conference call. The mp3 file will be available for download on the web page later in the day.

The information contained in this news release is unaudited.

(1)	Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods. The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2014 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly

8/16

comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions)
	Q2 2014	Q2 2013
Net earnings	707	671
Severance, acquisition and other costs	54	28
Depreciation	708	681
Amortization	171	161
Finance costs
Interest expense	229	228
Interest on post-employment benefit obligations	26	38
Other expense	13	63
Income taxes	236	196
Adjusted EBITDA	2,144	2,066
BCE Operating Revenues	5,220	5,000
Adjusted EBITDA Margin	41.1%	41.3%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2014		Q2 2013
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	606	0.78	571	0.74
Severance, acquisition and other costs	38	0.05	21	0.02
Net gains on investments	(4)	(0.01)	(1)	-
Premium on early redemption of debt	-	-	3	0.01
Adjusted net earnings	640	0.82	594	0.77

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities,

9/16

excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q2 2014	Q2 2013
Cash flows from operating activities	1,850	1,868
Bell Aliant dividends to BCE	48	47
Capital expenditures	(937)	(830)
Cash dividends paid on preferred shares	(31)	(32)
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(74)
Acquisition costs paid	16	8
Bell Aliant free cash flow	(63)	(84)
Free cash flow	815	903
Average number of common shares outstanding	777.7	775.9
Free cash flow per share	1.05	1.16

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) in BCE’s Q2 2014 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2014 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2014 annualized common share dividend and common share dividend policy, our network deployment plans, the expected timing and completion of the proposed acquisition by BCE of all of the issued and outstanding common shares of Bell Aliant that it does not currently own (Privatization) through a common share tender offer (Common Share Offer), certain strategic and financial benefits (including expected synergies and free cash flow accretion) and operational, competitive and cost efficiencies expected to result from the Privatization, the nature and value of investments expected to be made in Atlantic Canada over the next 5 years, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or

10/16

future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ’safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 7, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 7, 2014. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purposes of assisting investors and others in understanding certain key elements of our expected 2014 financial results, as well as our objectives, strategic priorities and business outlook for 2014, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of investments expected to be made in Atlantic Canada over the next 5 years assumes that investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual investments made in Atlantic Canada could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2014 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  growth in the Canadian GDP of 2.2% in 2014, based on the Bank of Canada’s most recent estimate, a ten basis point decrease compared to an earlier estimate of 2.3%;
  a faster pace of employment growth compared to 2013
  a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in non-urban markets, the availability of new data applications and services, as well as population growth a softer advertising market

11/16

Assumptions Concerning our Bell Wireless Segment

  higher, but slowing, wireless industry penetration in Canada maintaining Bell’s market share of incumbent wireless postpaid net activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services our ability to monetize increasing data usage and customer subscription to new data services further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services no material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  increasing wireless and Internet-based technological substitution aggressive residential service bundle offers from cable TV competitors in our local wireline areas stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households faster pace of employment and economic growth compared to 2013 continued business customer migration to IP-based systems
  ongoing competitive price pressures in our residential, business and wholesale markets ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment

Assumptions Concerning our Bell Media Segment

  softer advertising market for Bell Media
  escalating costs to secure TV programming and sports content ability to successfully acquire highly-rated programming and differentiated content market rates for specialty content generally increasing
  building and maintaining strategic supply arrangements for content on all four screens full realization of cost synergies from the integration of Astral into Bell Media no material financial, operational or competitive consequences of adverse changes in media regulation

12/16

Assumptions Concerning our Bell Aliant Segment

  economy continues to rebound
  competitive activity in both consumer and business will continue to be intense wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag behind other regions of Canada
  NAS net decline stabilizing
  steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013 cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2014:

  the maintenance of a relatively stable consolidated Adjusted EBITDA margin;
  increasing wireless Adjusted EBITDA contribution and margin expansion;
  an improving year-over-year rate of decline in wireline revenue and Adjusted EBITDA;
  Bell’s total post-employment benefit plans cost to be approximately $310 million, based on an estimated accounting discount rate of 4.9%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $220 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $90 million;
  total pension plan cash funding of approximately $350 million;
  cash taxes of approximately $600 million;
  net interest expense of approximately $775 million, instead of $750 million;
  net interest payments of approximately $775 million; and
  working capital changes and severance and other costs of approximately $175 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2014:

  BCE’s total post-employment benefit plans cost to be approximately $390 million, including approximately $80 million for Bell Aliant, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $280 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million;
  depreciation and amortization expense approximately $115 million higher compared to 2013;
  net interest expense of approximately $925 million, instead of $900 million;
  tax adjustments (per share) of approximately $0.04;
  an effective tax rate of approximately 26%;
  non-controlling interest of approximately $280 million; and
  an annual common share dividend of $2.47 per share.

The foregoing assumptions, although considered reasonable by BCE on August 7, 2014, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

13/16

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2014 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2014 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective information technology (IT) systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities

14/16

  in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility
  the expected timing and completion of the Common Share Offer and the Privatization are subject to closing conditions and other risks and uncertainties and there can be no certainty that anticipated benefits will be realized the benefits expected to result from the Privatization are subject to the successful and timely integration and consolidation of Bell Aliant’s operations, procedures and personnel the expectation that the Privatization will be accretive to BCE’s free cash flow is subject to the risks faced by Bell Aliant’s business following completion of the Privatization, certain of which risks are described in BCE, Bell Aliant and Bell Aliant Regional Communications Inc.’s (Bell Aliant GP) respective MD&As for the year ended December 31, 2013, as updated in BCE, Bell Aliant and Bell Aliant GP’s quarterly MD&As.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2013 Annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report) and BCE’s 2014 First and Second Quarter MD&As dated May 5, 2014 and August 6, 2014 respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

15/16

ABOUT BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

16/16